UC 4-10-02

02022502

STATES
...HANGE COMMISSION
..., D.C. 20549

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| OMB Number: 3235-0123 |
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RECEIVED
APR - 8 2002
365

| SEC FILE NUMBER |
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| 8- 47484 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wolverine Trading, L.P.

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 W. Jackson Blvd., Suite 200
(No. and Street)

Chicago, (City) | Illinois (State) | 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judy Kula | (312) 884-3724 (Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dooley, Bradford R., CPA
(Name — *if individual, state last, first, middle name*)

220 S. State Street, (Address) | Chicago, (City) | Illinois (State) | 60604 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 24 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

# OATH OR AFFIRMATION

I, Christopher L. Gust, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wolverine Trading, L.P., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Sworn and subscribed to me on the 28th day of February, 2002.

[signature]
Notary Public

[signature]
Signature
Secretary & Treasurer
Wolverine Trading Partners, Inc.
General Partner
Title

"OFFICIAL SEAL"
Kelly L. Fontaine
Notary Public, State of Illinois
My Commission Expires March 24, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# WOLVERINE TRADING, L.P.
(An Illinois Limited Partnership)

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2001

(FILED PURSUANT TO RULE 17a-5(d)

UNDER THE SECURITIES EXCHANGE ACT

OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES

*Accountants and Auditors*

220 SOUTH STATE STREET · SUITE 1910

CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477
FAX
(312) 939-8739

## INDEPENDENT AUDITOR'S REPORT

To the Partners
Wolverine Trading, L.P.
Chicago, Illinois 60604

I have audited the accompanying statement of financial condition of Wolverine Trading, L.P. as of December 31, 2001, This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on the financial statement based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Wolverine Trading, L.P. as of December 31, 2001, in conformity with generally accepted accounting principles.

Certified Public Accountant

Chicago, Illinois
February 28, 2002

**WOLVERINE TRADING, L.P.**
**(An Illinois Limited Partnership)**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2001**

## ASSETS

| | |
|---|---|
| Cash in bank | $ 290,511 |
| Receivable from clearing brokers | 563,441,303 |
| Securities owned, at market value | 2,018,373,472 |
| Exchange memberships, at cost (market value $7,662,000) | 9,221,900 |
| Property and equipment, at cost (net of accumulated depreciation of $2,130,767) | 4,417,320 |
| Other investments | 265,216 |
| Other assets | 3,019,628 |
| Total assets | $ 2,599,029,350 |

## LIABILITIES AND PARTNERS' CAPITAL

| | |
|---|---|
| **Liabilities** | |
| Securities sold, not yet purchased, at market value | $ 2,459,730,528 |
| Accounts payable and accrued expenses | 25,050,699 |
| Non-qualified employee plan payable | 4,262,241 |
| Total liabilities | 2,489,043,468 |
| **Partners' Capital** | 109,985,882 |
| Total liabilities and partners' capital | $ 2,599,029,350 |

The accompanying notes to the financial statements are an integral part of this statement.

## WOLVERINE TRADING, L.P.
## (An Illinois Limited Partnership)
## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2001

### NOTE 1 ORGANIZATION

**Description of the Partnership**

Wolverine Trading, L.P. is a limited partnership organized under the Illinois Revised Uniform Limited Partnership Act of 1986 on November 7, 1994. The Partnership commenced trading in 1994. The Partnership will terminate on December 31, 2015, unless sooner dissolved as provided in the Limited Partnership Agreement. (the "Agreement"). The Partnership is involved primarily in proprietary trading in the futures markets and securities markets and operates as a broker/dealer as defined under the Securities Act of 1934.

The General Partner of the Partnership is Wolverine Trading Partners, Inc., an Illinois Corporation which is responsible for the management and operation of the Partnership.

### NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies which have been followed by Wolverine Trading, L.P. (The Partnership) in preparing the accompanying financial statements is set forth below.

**Accounting Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash Equivalents**

The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

**Income Recognition**

The Partnership is subject to the broker/dealer mark to market rules. Investments in equity securities, options on equity securities and futures traded on U.S. Exchanges are stated at the last reported sales price or upon the closing exchange settlement prices as of the last business day of the reporting period. Securities, equity options and commodity futures contract transactions are recorded on the trade date. The difference between cost and market value on securities and option positions and between the original contract amount and the market value of open commodity futures contract positions is reflected in income.

**Exchange Memberships**

Exchange memberships are carried at cost.

**Income Taxes**

No provision or credit has been made for Federal income taxes, as the partnership's income (loss) is directly allocable for income tax purposes to the individual partners.

## NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

**Property and Equipment**

Property and equipment items are stated at cost and are depreciated over their estimated useful lives using straight-line and accelerated depreciation methods.

Maintenance and repairs are charged to income as incurred. Expenditures which materially extend the original lives of assets are capitalized.

**Partnership Expenses**

The Partnership is responsible for all Exchange membership fees, membership leases and all trading fees as well as general administrative expenses such as office rent, equipment, and bookkeeping services and for fees for attorneys, auditors and tax preparation.

## NOTE 3 NET CAPITAL REQUIREMENTS

The Partnership, acting as a dealer and market maker is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under the alternative net capital rule and is therefore required to maintain "adjusted net capital" equivalent to $250,000 as defined.

Adjusted net capital changes from day to day, but at December 31, 2001, the Company had adjusted net capital and net capital requirements of approximately $35,000,000 and $250,000 respectively. The net capital rule may effectively restrict the payment of partner withdrawals.

## NOTE 4 DEPOSITS WITH CLEARING BROKERS

Spear, Leeds & Kellogg and First Options of Chicago, Inc. act as the Clearing Brokers for the Partnership. Margin requirements are satisfied by deposits with the Clearing Brokers in trading accounts.

## NOTE 5 OPERATING LEASES

The Partnership leases office space under noncancellable operating leases having remaining terms in excess of one year. As of December 31, 2001, the minimum lease commitment for each of the next five years and in the aggregate are as follows:

**NOTE 5 OPERATING LEASES** (Continued)

| Year Ended December 31, | Amount |
|---|---|
| 2002 | $ 1,367,541 |
| 2003 | 1,408,582 |
| 2004 | 1,450,780 |
| 2005 | 1,430,873 |
| 2006 | 1,154,177 |
| Sub-total | 6,811,953 |
| 2007-2011 | 6,312,312 |
| 2012-2015 | 4,877,449 |
| Thereafter | -0- |
| Total | $ 18,001,714 |

The Partnership may be responsible for its proportionate share of increases in operating costs and real estate taxes.

**NOTE 6 TRADING ACTIVITIES**

The Partnership engages in proprietary trading of securities, acting as a broker/dealer. The Partnership specializes in spread trading, however, it may also take speculative positions. In general, trading "spreads" entails taking a long (buy) position in one security and a short (sell) position in a related instrument.

The Partnership also participates in the trading of commodity futures interest and options on futures contracts for speculative and hedging purposes. Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price and may be settled in cash or through delivery of the underlying financial instrument. Margin deposit requirements are generally required to enter into such contracts and are generally small in value in comparison to the gross value of the underlying futures contract. Consequently, small price changes in the underlying commodity may result in comparably large trading gains or losses to the Partnership.

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable. As the instruments are carried at market value, those changes directly affect income. Exposure to market risk is managed in accordance with risk limits set by the General Partner by buying or selling instruments or entering into offsetting positions.

## NOTE 6 TRADING ACTIVITIES (Continued)

Securities owned consist of the following:

| | Market Value |
|---|---|
| Corporate bonds | 117,531,710 |
| Common stocks & equity securities | 593,164,373 |
| Derivative instruments – options | 1,307,677,389 |
| Total | $ 2,018,373,472 |

Securities sold, not yet purchased consist of the following:

| | |
|---|---|
| Common stocks & equity securities | $ 1,175,598,578 |
| Derivative instruments – options | 1,284,131,950 |
| Total | $ 2,459,730,528 |

The results of the trading activities are summarized in the following table:

| | Gains (Losses) |
|---|---|
| Equity securities and options | $ 126,491,227 |
| Commodity futures and commodity options | (7,203,896) |
| Net | $ 119,287,331 |

For derivatives held for trading purposes, the market value at December 31, 2001, is as follows:

| | |
|---|---|
| Derivatives – assets | $ 1,307,677,389 |
| Derivatives – liabilities | $ 1,284,131,950 |

## NOTE 7 FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Partnership engages in trading activities on various Exchanges. In the normal course of trading activities, the Partnership acquires long positions in securities as well as obligations when the securities are sold short.

While the potential loss on a long security position is limited to the amount paid, the potential loss on a security sold short is unlimited, as the obligation increases as the market value increases.

Security positions are monitored daily to limit adverse market risk. Additionally, securities positions are required to be carried at the market value in computing the Partnership's net capital.

Futures transactions also may expose the Partnership to off-balance-sheet risk in the event that adverse market variations on open commodity futures contract positions result in significant losses or require additional margin deposits. As a consequence, the Partnership may be required to deposit additional cash, marketable securities or other collateral with its Clearing Broker.

**WOLVERINE TRADING, L.P.**
**(An Illinois Limited Partnership)**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2001**

## NOTE 8 NON-QUALIFIED EMPLOYEE INCENTIVE PLAN

The Partnership has established a non-qualified employee incentive plan (within the meaning of the Internal Revenue Code) to allow employees to participate in the return on the capital of the Partnership.

Employees are eligible to participate in the Plan upon completion of one year of service with the Partnership. The partnership management, at its discretion, shall determine the dollar amount of an employee's permissible level of participation in the Plan.

Employees participate in the Partnership's net profit based upon 50% of the Partnership net profit or loss as adjusted per the Plan. Employees vest in their allocation as follows:

| Length of Service | Percentage |
|---|---|
| 1 Year or Less | -0-% |
| 2 Full Years | 33 1/3% |
| 3 Full Years | 66 2/3% |
| 4 or More Full Years | 100% |

Employee participants will participate in the Partnership profit or loss for each annual valuation period ended December 31, however, no loss shall be allocated to a participant which would cause their account balance to become a deficit.

Participant accounts and contributions are co-mingled with the working capital of the Partnership.

## NOTE 9 RELATED PARTY TRANSACTIONS

At December 31, 2001, the Company had advanced $780,908 to Wolverine Trading, Inc., the General Partner, along with $1,492,745 to Wolverine UK, Limited, an entity related due to common ownership.

These unsecured advances to related entities are non-interest bearing and are included with other assets at December 31, 2001.